BAYLAKE CORP.

217 North Fourth Avenue

Sturgeon Bay, Wisconsin 54235

(920) 743-5551

January 22, 2008

United States Securities and Exchange Commission

Angela Connell, Reviewing Accountant

100 F. Street N.E.

Washington, D.C.  20549

RE: SEC Comment Letter – Form 10K filed March 15, 2007

Dear Ms. Connell:

We are in receipt of your letter dated December 19, 2007 seeking additional information concerning the Form 10-Q filed by Baylake Corp. for the quarter ended September 30, 2007 and the Form 10-K filed by Baylake Corp. for the year ended December 31, 2006. Attached are our responses to your comments.

We acknowledge that:

1.)

Baylake Corp. is responsible for the adequacy and accuracy of the disclosure in the filings;

2.)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.)

Baylake Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The comments you have raised are reflective of the issues considered by management of Baylake Corp. and our independent registered public accounting firm at the time these events occurred.  We are confident that every reasonable step was taken to determine that the losses were recognized in the appropriate accounting period and that investors were provided with adequate timely disclosures.

We appreciate any input you may have to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

Sincerely,

/s/ Kevin L. LaLuzerne

Kevin L. LaLuzerne

Chief Financial Officer

Exhibits

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to the Consolidated Unaudited Financial Statements

Allowance for Loan Losses, page 11

LETTER COMMENT:

1.

We note that you recorded a $5.9 million provision for loan losses during the quarter ended March 31, 2007, which increased the level of your allowance by more than 40% from December 31, 2006.  You disclose that the significant increase in your provision was attributable to enhancements to your overall credit process and recent changes with several problem loans.  Please provide us with the following information related to these additional loan impairments:

1.1

Provide us with a time line describing the facts and circumstances concerning the loan impairments, including, but not limited to, when the loans were determined to be impaired as defined by paragraph 8 of SFAS No. 114, and when the collateral was determined to not be sufficient to cover the outstanding principal on these loans;

1.2

Identify and describe in reasonable detail the nature and extent of new events that occurred or additional experience/information obtained since year-end that led to the impairment determinations; and

1.3

Explain how you determined the timing of recording a provision for these loan impairments and why recognition in earlier periods was not required.

As stated in our first quarter 2007 Form 10-Q, the large provision for loan losses taken in the quarter ended March 31, 2007 resulted from enhancements to our overall credit process and recent changes involving several problem loans.

The $6.0 million provision taken in the quarter comprised approximately $5.6 million related to loss allocations on specific credits.  This $5.6 million in turn comprised approximately $0.8 million of changes in specific reserves on loans that had been impaired at December 31, 2006 and approximately $4.8 million related to loans newly-identified as impaired in 2007.  The remainder (approximately $0.4 million) related to adjustments to general and historical reserves.

Of the $4.8 million provision related to these newly-impaired loans, approximately $3.6 million related to a series of loans to one specific debtor and its related companies (“Credit A”) that was first identified as a potential problem late in the first quarter of 2007 through our normal credit monitoring process, after we had filed our Form 10-K for the year ended December 31, 2006.

It should be noted that loans 30 to 60 days past due increased approximately $19.3 million (approximately 114%) from $16.9 million at December 31, 2006 to $36.2 million at March 31, 2007.

Accounting Guidance

Paragraph 8 of SFAS No. 114 provides in relevant part as follows:

This Statement does not specify how a creditor should determine that it is probable that it will be unable to collect all amounts due according to the contractual terms of a loan. A creditor should apply its normal loan review procedures in making that judgment (emphasis added).

Normal Loan Review Procedures

In light of the guidance in Paragraph 8 of SFAS No. 114, set forth below is a summary of our “normal loan review procedures” used to determine how and when credits become impaired.

A loan review analyst periodically reviews our loans.  This procedure is subject to oversight by our Chief Credit Officer (“CCO”).  (As further discussed in response to Comment 2 below, the role of CCO was implemented in January 2007.)  Specific loans that the loan review analyst identifies as containing weaknesses, as well as loans where specific problems come to our attention through other channels, undergo an enhanced impairment analysis conducted by the loan review analyst, are approved by the CCO and ultimately included as part of the overall loan review analysis package that is submitted to our Directors Loan Committee (“DLC”) for final approval.  Upon final approval by the DLC, the assigned ratings are considered to be formalized and adopted.  The time frame for completing this process is generally less than two weeks from the date of completion of the loan review.  Generally, the DLC meets on a bi-weekly basis.

An analysis of the adequacy of the loan loss reserve balance (the “Loss Reserve Adequacy Analysis”) is performed on at least a quarterly basis, although it generally occurs more frequently. On a quarterly basis, the DLC also receives a listing of the impairment changes that have occurred during such quarter.  Their approval of the Loss Reserve Adequacy Analysis also serves as their approval of impairment changes occurring during the quarter.  In some cases, the DLC is made aware of impairment changes during the quarter as situations that require more prompt attention arise.

As of March 15, 2007 (the date we filed our 2006 Form 10-K), the latest Loss Reserve Adequacy Analysis that had been completed was as of January 31, 2007.

Discussion of Credit A

The loans comprising Credit A (which represented $3.6 million (approximately 64%) of the $5.6 million specific loan loss provision taken in the first quarter of 2007) were first placed on non-accrual on April 13, 2007, (effective March 31, 2007) coinciding with the completion of the impairment analysis under our normal loan review procedures.  It was also determined at that time that the collateral underlying Credit A was not sufficient to cover the outstanding principal.  The most significant factors impacting this determination are outlined below:

•

An internal loan review of Credit A had been conducted as recently as June 7, 2006, at which time no impairment was determined to exist and no provision to the loan loss reserve was deemed necessary based upon the performance of the loans comprising Credit A at that time and our assessment of the adequacy of the underlying collateral.

•

As of December 31, 2006, regular payments on Credit A continued to be made as agreed.

•

On February 20, 2007, the Board of Directors of Baylake Corp. approved an increase of $250,000 in Credit A to pay off a letter of credit at a competing institution.  This was a clear indication of our confidence in the quality of Credit A on that date.  Further, additional collateral was obtained in conjunction with this increase.

•

Baylake Corp. filed its 2006 Form 10-K on March 15, 2007.

•

The majority of the Credit A loans continued to age out beyond the 42 days past due that they were as of March 15, 2007, at which time management of Baylake Corp. began working more closely with the borrower and unexpectedly determined, among other things, that there was a significant shortfall in the collateral for the loans.

•

Subsequent to March 15, 2007, we were in almost daily contact with the customer, conducting numerous meetings and telephone conferences with the customer and consulting with our outside loan review firm in an effort to determine the magnitude of the impairment and the deterioration of the value of the underlying collateral.  We also consulted with our registered independent accounting firm (Crowe Chizek) on these matters during this time period.

•

A final assessment of the impairment was made in April 2007.

It is important to note that as of December 31, 2006, the loans comprising Credit A were not delinquent and equally important to note that as of the date of filing our Form 10-K the majority of the Credit A loans were only 42 days past due (the remaining Credit A loan was current as of March 31, 2007).  Due to the delinquent status of the loans, formal loan review procedures were completed during the latter part of March and much of April. Based on the results of this review, we determined that these loans should be placed on nonaccrual and that the large loss allocation was appropriate.  Because we determined that Credit A became impaired subsequent to March 15, 2007 (the date that the Form 10-K for the year ended December 31, 2006 was filed), we concluded that the provision related to Credit A properly belonged in the first quarter of 2007.  Even though the extent of the estimated impairment was not determined until April 2007, since our normal loan procedures indicated that the loan was impaired at the end of March, we concluded that the provision properly belonged in the first quarter of 2007.

Other Specific Loan Loss Provisions

Of the remaining $2.0 million specific provision for loan losses recorded in the first quarter of 2007, approximately $250,000 ($150,000 after tax) of impairments had been previously identified as having arisen prior to December 31, 2006.  Because this amount was well within what we consider to be an acceptable range for our estimated loan loss allowance and was not material to our consolidated 2006 financial statements taken as a whole, we did not record this amount in 2006.  Due to an increased emphasis on credit quality coinciding with the hiring of our Chief Credit Officer (see response to Comment 2 below) as well as increasing delinquencies in the first quarter, we expanded the number of loans to be reviewed for impairment. This analysis was completed after we filed our 2006 Form 10-K. This impairment analysis resulted in the remaining $1,750,000 specific loan loss provision taken in the first quarter of 2007 and, in each case, the impairment was determined to have arisen after December 31, 2006.  Accordingly, we included the specific loss allocation related to those loans in the March 31, 2007 allowance for loan losses estimate.

In summary, based on the relevant facts and circumstances, the most significant of which were not known to us on the date we filed our 2006 Form 10-K, we concluded that it was appropriate to record an aggregate of $5.6 million specific loan loss provision in the first quarter of 2007.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to the Consolidated Unaudited Financial Statements

Allowance for Loan Losses, page 11

Letter Comment:

2.

As a related matter, please explain to us and revise your MD&A in future filings to clarify what you mean when you disclose that the calculation of the provision for loan losses took into account “changes in management philosophy.”  Address the following in your response and revised disclosures:

2.1.

Explain whether these changes in management philosophy and the enhancements to your overall credit process ultimately resulted in a change to your loan loss methodology, and if so, please describe your basis for changing your methodology and highlight the key changes that were made; and

2.2.

Describe in specific detail qualitatively and quantitatively the impact that the enhancements to your credit process had on increasing your provision for loan losses during the first quarter of 2007.

Response:

During the past 18 months, our Company has undergone significant changes to our executive management.  We hired a new President (who was later named Chief Executive Officer on July 1, 2007) in June 2006.  At the beginning of 2007, we created the new position of Chief Credit Officer (CCO).   Our new management has taken a more aggressive approach in improving asset quality, both at the underwriting stage as well as in handling existing problem credits.  A weakening economy and increasing non-performing assets, coupled with our new management team, has led to a more aggressive approach in managing the loan portfolio. Generally, the loss allocations on the loans mentioned in the response to Comment 1 reflected a more aggressive approach to improving asset quality dictated by the changing economic climate. For example, we are more inclined to accept liquidation value for assets in order to move non-performing loans out of the Bank, whereas previous management in better economic times would have tended to value the collateral assuming continued use as productive assets.  Our more aggressive approach has primarily been the initiative of our new CCO. Consequently, in the “Controls and Procedures” section of our March 31, 2007 Form 10-Q (Item 4 to Part I), we stated:

During the quarter, our overall credit process was evaluated and enhancements to the process have been made.  In January 2007, the position of Chief Credit Officer was created.  This position was developed to oversee the credit underwriting, loan processing, documentation, problem loan, credit review and collection areas.  The prior operation of these areas was philosophically different from the current structure implemented during the first quarter 2007.  With the creation of this position, updated credit procedures have been implemented.  The procedures include additional detail in the loan presentations and due diligence in the background research of both companies and guarantors.  New credits entering the bank, along with existing credits requesting new money, may require additional verification procedures over the past practices.  The level of detail for the verification procedures will be determined by the risks associated with the request.

The Chief Credit Officer was also tasked with evaluating the portfolio and moving out some long-standing problem credits.  Consequently, there is a more aggressive approach to remove the problem credits and improve asset quality.  As facts and circumstances surrounding impaired loans warrant, a re-evaluation by the Chief Credit Officer will be performed.  This approach has already led to a change in the impairment valuations.  The impairment process has been enhanced to require supplemental market data and support along with the routine site visits in an effort to identify any changes in collateral positions.

The changes in management philosophy did not change our underlying methodology for calculation of the allowance for loan losses as of or for the quarter ended March 31, 2007, except as discussed in the context of specific loss allocations.  In addition, the Bank has two other major components of our allowance for loan losses, General Reserves – Historical, calculated by our recorded historical net charge-offs, and General Reserves – Other, derived from other factors (i.e., concentrations, adjustments for economic indicators, etc.) We have continued to utilize the same methodology of determining historical loss factors for the portfolio of loans to which there are no specific loss allocations.  By nature, our general reserve for other factors changes with the changing lending environment of the Bank and the overall economic environment and we continually attempt to enhance this section to reflect the anticipated exposure to losses in our portfolio.

The quantitative impact of the change in philosophy with respect to our credit analysis procedures accounts for adjusted values assigned to three specific credits that were impaired at December 31, 2006 aggregating a total financial statement impact of $472,000.  It is difficult to quantify the additional impact that may have occurred due to the change in philosophy, since prior management may have concluded in a similar manner to the new management given the same facts and circumstances.

Management’s Discussion and Analysis

Risk management and the Allowance for Loan Losses, page 23

Letter Comment:

3.

Please revise your MD&A in future filings to provide comprehensive and transparent disclosures of the trends and developments that are affecting the credit quality of your loan portfolio and the resulting impact on your determination of the allowance for loan losses.  Address the following in your revised disclosures:

3.1.

Describe the underwriting policies for major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented;

3.2.

Discuss the reasons for the changes in asset quality and quantitatively and qualitatively explain how those changes have affected the level of the allowance and the provision recorded during the periods presented;

3.3.

Clearly explain the period-to-period changes in specific elements of the allowance and discuss the extent to which actual experience has differed from original estimates.  The reasons for changes in management’s estimates should indicate what evidence management relied upon to determine that the revised estimates were more appropriate and how those revised estimates were determined; and

3.4.

To the extent that you have made changes to your allowance methodology, describe both your previous and revised allowance methodology on a comparative basis highlighting the changes made, explain the reasons for such changes and quantify the impact on the level of your allowance and the provision recorded during the periods presented.

Response:

We will undertake to include in our MD&A discussion in our future filings comprehensive and transparent disclosures of the trends and developments that are affecting the credit quality of our loan portfolio and the resulting impact on our determination of the allowance for loan losses as it relates to 2007 and future periods.  The disclosures will include:

1.)

Underwriting policies of the major types of loans we originate and whether there have been any changes in those policies during the periods presented;

2.)

Reasons for changes in asset quality, and quantitative and qualitative explanations how these changes have affected the level of the allowance and the provision recorded during the periods presented;

3.)

Explanations of the period-to-period changes in specific elements of the allowance and the extent to which the actual experience has differed from original estimates; and

4.)

Descriptions of changes made to the allowance methodology, if any, on a comparative basis highlighting the changes made, the reasons for the changes, and the impact on the level of allowance and provision during the periods presented.